United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities and Exchange Act of 1934
(Amendment No. 2)*

Impac Mortgage Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45254P-10-2
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd, Suite 200
Beachwood, OH 44122-5525   (216) 595-1047
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 7, 2002
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).













1    	Name of Reporting Person	Howard Amster

2	If a member of a group				a)  / /
								b) /X/

3	SEC Use only


4	Source of Funds					PF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	USA


Number of Shares	 7	Sole Voting			1,248,300
Beneficially Owned
By Each Reporting
Person With		 8	Shared Voting		  135,400

			 9 	Sole Dispositive		1,248,300

			10	Shared Dispositive	  135,400

11	Aggregate Amount Beneficially owned		1,450,000


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) 3.69 %


14	Type of Reporting Person			IN






















1	Name of Reporting Person	Amster Trading Company


2	If a member of a group				a)  / /
								b) /X/


3	SEC Use only


4	Source of Funds					WC


5	Check if Disclosure of Legal Proceedings is Required


6	Citizen or Place of Organization		USA


Number of Shares	 7	Sole Voting
Beneficially Owned
By Each Reporting
Person With		 8	Shared Voting		89,600

			 9	Sole Dispositive

			10	Shared Dispositive	89,600


11	Aggregate Amount Beneficially owned		26,000


12	Check if Aggregate Amount (11) Excludes Certain shares


13	Percent of Class Represented by amount in row (11) .06 %


14	Type of Reporting Person			CO


















1	Name of Reporting Person	Amster Trading Company
						Charitable Remainder Unitrusts

2	If a member of a group					a) 	 / /
									b)	/X/


3	SEC Use only


4	Source of Funds						AF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of Shares
Beneficially Owned 	 7	Sole Voting
By Each Reporting
Person With			 8	Shared Voting		63,600

				 9	Sole Dispositive

				10	Shared Dispositive	63,600


11	Aggregate Amount Beneficially owned			63,600


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class represented by amount in row (11) .16 %


14	Type of Reporting Person				OO

















1	Name of Reporting Person	Howard Amster & Tamra F. Gould
						Charitable Remainder Unitrust

2	If a member of a group					a)	/ /
									b)   /X/
3	SEC Use only

4	Source of Funds						AF

5	Check if Disclosure of Legal Proceedings is Required

6 	Citizenship or Place of Organization		USA

Number of Shares		 7	Sole Voting
Beneficially Owned
By Each Reporting		 8	Shared Voting		22,800
Person with
				 9	Sole Dispositive

				10	Shared Dispositive	22,800

11	Aggregate Amount Beneficially owned			22,800

12 	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) .06 %

14 	Type of Reporting Person				OO































1	Name of Reporting Person	Tamra F. Gould


2	If a member of a group				a)  / /
								b) /X/


3	SEC Use only


4	Source of Funds					PF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	USA


Number of Shares	 7	Sole Voting			17,000
Beneficially Owned
By Each Reporting
Person With		 8	Shared Voting

			 9	Sole Dispositive		17,000

			10	Shared Dispositive

11	Aggregate Amount Beneficially owned		17,000


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class represented by amount in row (11) .04 %


14	Type of Reporting Person			IN

















1	Name of Reporting Person	Pleasant Lake Apts. Corp


2	If a member of a group				a)  / /
								b) /X/

3	SEC Use only


4	Source of Funds					WC


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	USA


Number of shares	 7	Sole Voting
Beneficially Owned
By Each Reporting
Person With		 8	Shared Voting		23,000

			 9	Sole Dispositive

			10	Shared Dispositive	23,000

11	Aggregate Amount Beneficially owned		23,000


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) .06 %


14	Type of Reporting Person			CO






















1	Name of Reporting Person	Pleasant Lakes Apts.
						Limited Partnership

2	If a member of a group				a)  / /
								b) /X/


3	SEC Use only


4	Source of Funds					OO


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	USA


Number of Shares	 7	Sole Voting
Beneficially Owned
By Each Reporting
Person With		 8	Shared Voting		23,000

			 9	Sole Dispositive

			10	Shared Dispositive	23,000

11	Aggregate Amount Beneficially owned		23,000


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) .06%


14	Type of Reporting Person			OO



















1	Name of Reporting Person	Ramat Securities Ltd


2	If a member of a group				a)  / /
								b) /X/

3	SEC Use only


4	Source of Funds					WC


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	USA

Number of Shares	 7	Sole Voting
Beneficially Owned
By Each Reporting
Person With		 8	Shared Voting		152,700

			 9	Sole Dispositive

			10	Shared Dispositive	152,700


11	Aggregate Amount Beneficially owned		152,700


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) .39 %


14	Type of Reporting Person			BD



















There are no changes to the Schedule 13D, as amended except as set forth in this second amendment.

Item 2.  	Identity and Background

Howard Amster has been appointed successor trustee to the Howard Amster & Tamra F. Gould Charitable Remainder Unitrust and to the Amster Trading Company Charitable Remainder Unitrusts on April 30, 2001.
Mr. Amster can be deemed to have sole voting and sole dispositive power over these trusts. Mr. Amster disclaims beneficial ownership of the securities owned by these trusts.


a)	Howard Amster, as trustee for:
	Howard Amster and Tamra F. Gould Charitable Remainder Unitrust, Amster Trading Company Charitable Remainder Unitrusts

b)	25812 Fairmount Blvd., Beachwood, OH 44122-2214

c)	Present principal occupation-Principal, Ramat Securities Ltd., securities firm, 23811 Chagrin Blvd #200, Beachwood, OH 44122-5525

d)	Howard Amster has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Howard Amster has not been a party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of schedule 13D within the last five years.

f)	U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and retirement accounts purchased all shares without borrowing. The total consideration for the purchases reported on this amendment is $ 123,095.50 bringing Mr. Amster's total investment to $ 4,544,228.29.

Amster Trading Company Charitable Remainder Unitrusts purchased all Impac Mortgage shares with trust assets without borrowing.
The total consideration for the purchases reported on this amendment is $ 15,057.50 bringing Amster Trading Company Charitable Remainder Unitrusts' total investment to $ 219,229.73.

The Howard Amster and Tamra F. Gould Charitable Remainder
Unitrust purchased all Impac Mortgage Holdings shares with trust assets without borrowing. The total consideration for the purchases reported on this amemdment is $ 15,453.50 bringing the Howard Amster and Tamra F. Gould Charitable Remainder Unitrust's total investment to $ 65,333.10






Ramat Securities Ltd purchased all Impac Mortgage shares with working capital without borrowing. The total consideration for the purchases reported on this amendment is $ 80,732.00 bringing
Ramat Securities Ltd's total investment to $ 602,264.29.

Item 4		Purpose of Transaction

Impac Mortgage Holdings, Inc. on February 7, 2002 issued
7,300,000 additional common shares bringing their total common shares outstanding to 39,302,829.

As a consequence of Impac Mortgage Holdings, Inc. increased shares outstanding, Howard Amster, Amster Trading Company, Amster Trading Company Charitable Remainder Unitrusts, Howard Amster & Tamra F. Gould Charitable Remainder Unitrust, Tamra F. Gould, Pleasant Lake Apts. Limited Partnership and Ramat Securities Ltd. as a member group ceased to be the beneficial owners of more than five percent of the common stock of Impac Mortgage Holdings, Inc.

Item 5.	Interest in Securities of the Issuer

(a)(b) The aggregate amount owned by the Reporting Persons is 1,553,400 shares or 3.95 % of the outstanding shares.

Howard Amster in his own name and individual retirement accounts owns 1,248,300 shares or 3.18 % of the outstanding shares.

Amster Trading Company owns 26,000 shares or 0.06 % of the outstanding shares.

Amster Trading Company Charitable Remainder Unitrusts own 63,600
Shares or .16 % of the outstanding shares.

Howard Amster & Tamra F. Gould Charitable Remainder Unitrust owns
22,800 shares or 0.06 % of the outstanding shares.

Tamra F. Gould owns in her individual retirement account 17,000 shares or .04 % of the outstanding shares.

Pleasant Lake Apts Limited Partnership 23,000 shares or 0.06 % of the outstanding shares.

Ramat Securities Ltd owns 152,700 shares or .39 % of the outstanding shares.












c)	Description of Transactions

Shares were purchased as open market transactions except for one sale as noted below.

Identity			Date		Shares	Price		Executing Broker
Howard Amster & 		11/22/00	 1,600	1.91		Bear Stearns
his Individual		12/01/00	 4,100	1.96		Bear Stearns
Retirement			12/01/00	56,500	1.96		Bear Stearns
Accounts
		Sold--	07/20/01	 7,600 Sold	7.5479	Bear Stearns


Amster Trading Company	12/01/00	 7,600	1.96		Bear Stearns
Remainder Unitrusts


Howard Amster &
Tamra F. Gould		12/01/00	 7,800	1.96		Bear Stearns
Charitable Remainder
Unitrust


Ramat Securities Ltd	11/22/00	   500	1.92		Bear Stearns
				11/24/00	   700	1.96		Bear Stearns
				12/01/00	40,000	1.93		Bear Stearns

e)		Howard Amster, Amster Trading Company, Amster Trading
Company Charitable Remainder Unitrusts, Howard Amster & Tamra F. Gould Charitable Remainder Unitrust, Tamra F. Gould, Pleasant Lake Apts. Corp., Pleasant Lake Apts. Limited Partnership, and Ramat Securities Ltd. ceased to be beneficial owners of more than 5 % of Impac
Mortgage Holdings, Inc. common stock on February 7, 2002.

Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date 2/14/2002


Howard Amster




Amster Trading Company
By:	 Howard Amster
Title: President








Amster Trading Company
Charitable Remainder Unitrusts
By:	 Howard Amster
Title: Trustee



Howard Amster & Tamra F. Gould
Charitable Remainder Unitrust
By:	 Howard Amster
Title: Trustee



Tamra F. Gould



Pleasant Lake Apts. Corp
By:	 Howard Amster
Title: President



Pleasant Lake Apts. Limited Partnership
By:	 Howard Amster
Title: President of Pleasant Lake Apts. Corp., the General Partner



Ramat Securities Ltd.
By:	 David Zlatin
Title: Principal